82-4981

Sogecable
SECRETARIA GENERAL

Avenida de los Artesanos, 6
28760 Tres Cantos - Madrid
Tel: (34-91) 736.70.22
Fax: (34-91) 736.89.05

03 SEP 15 AM 7:21

03032071

A/To:	**Mr. Paul Dudek – Office of International Corporate Finance Securities and Exchange Commission**		
No. Fax:	**1.202.942.96.24**		
C/c			
De/From:	**Mr. Iñigo Dago**		
No. Fax:	**91-736.89.05**		
Fecha/Date:	**15/09/2003**	**No.de páginas:(incluída esta):** ***No. of pages (incl. this one):***	**68**

Could you please confirm the reception of this fax.

SUPPL

dlw 9/16

Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

September 15th, 2003

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated May 27th , 2003.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Notice issued on June 11th 2003 regarding the agreement signed by Sogecable and a group of financial entities in order to guarantee a syndicated loan for the amount of 1,400 million euros.

(ii) Notice issued on June 11th 2003, Sogecable acquires the exclusive rights over the UEFA Champions League for a Pay-Per-View Television.

(iii) June 12th 2003 The Spanish Supreme Court has ruled that the acts of the State Legislature, in its approval of the aforesaid concepts, comprises a breach of Community Law, and thus ordered the General State Administration to pay Canal Satélite Digital, S.L. the amount of 26,445,280.37 euros by way of compensation for damages.

(iv) Notice issued on June 30th 2003 regarding the agreement signed by Sogecable and Discovery Spanish Ventures, S.L. whereby Discovery Spanish Ventures, S.L. acquires the total shareholding of Sogecable in the company Canal Estilo, S.L..

(v) Notice issued on July 2nd 2003 regarding the execution of the capital increase of Sogecable has taken place that was duly approved in the company's General Shareholders' Meeting of May 13th 2003 for the purpose of the integration of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital), via the exchange of shares in Sogecable for shares in Vía Digital.

(vi) Notice issued on July 10th 2003 regarding the subscription of participate loans between Sogecable and its reference shareholders, Prisa, Group Canal+ and Telefónica de Contenidos for the amount of 50 million euros each one under the framework of the process of integration of DTS in Sogecable.

Sogecable

Rule 12g3-2(b) nº: (82-4981)

(vii) Notice issued on July 10th 2003 regarding the contract signed by Sogecable and Studiocanal, S.A. whereby Sogecable has recovered 100 percent of its shareholding in Sogepaq.

(viii) Notice issued on July 15th 2003 regarding the resignations presented by Mr. Laurent Pérpére and Mr. André Feffer as Directors of Sogecable and members of the Executive Committee of the Company at The Board of Directors of Sogecable held on July 15th 2003.

(ix) Notice issued on July 16th 2003 regarding Gestsport, a company of the Sogecable group, and holder of 40% of the share capital of Audiovisual Sport, S.L. has acquired an additional 40% of the share capital of the said Company from Gestora de Medios Audiovisuales Futbol, S.L. (GMAF) a company of Teléfonica Group.

(x) Notice issued on August 1st, 2003 regarding the agreement of DTS, a company belonging to the Sogecable Group with media Park, for the cancelation of the contracts of distribution of the channels produced by Media Park, which has been distributing by Via Digital.

(xi) Notice issued on August 7th, 2003 regarding the contract of loan signed by Sogecable with 23 financial entities for the sum of 1.350 million euros.

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) The first half year report of 2003.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary

Avda. de los Artesanos nº6 - 28760. Tres Cantos. Madrid
Tel. 91 736 70 00 Fax 91 396 89 05

Madrid, June 11, 2003

COMMUNICATION OF RELEVANT INFORMATION

At today's date, June 11,2003, Sogecable has signed an agreement with a group of financial entities in order to guarantee a syndicated loan for the amount of 1,400 million euros.

Of the said amount, 1,300 million euros corresponds to a long-term loan and 100 million euros appears as a credit policy which is available during the life of the loan.

The guarantor entities of this loan are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), BNP Paribas, Banesto, Caixa de Estalvïs i Pensions de Barcelona (la Caixa), Caja de Madrid, Crédit Agricole Indosuez, HSBC Bank plc, JPMorgan plc, Natexis, Santander Central Hispano (SCH) and Société Genérale.

The basic conditions are: (a) the margins applicable for this financing are established in relation to the Euribor, with a starting differential base of 250 base points, (b) the possibility exists to reduce this differential base to 90 points in the event that Sogecable fulfils certain specific financial conditions and (c) the maturity date is at seven and a half years.

The purpose of this syndicated loan is to finance the process of integration of Vía Digital in Sogecable and the restructuring of the financial debt existing in Sogecable, Vía Digital and Audiovisual Sport.

SOGECABLE ACQUIRES THE EXCLUSIVE RIGHTS OVER THE UEFA CHAMPIONS LEAGUE FOR PAY-PER-VIEW TELEVISION

The agreement shall remain in force for three football seasons, from 2003/04 to 2005/06

Sogecable, the company owned by Canal + and Canal Satélite Digital, has acquired the exclusive pay-per-view television rights over the Champions League from the UEFA. This agreement shall remain in force for three football seasons, that is to say, from 2003/2004 to 2005/2006.

Sogecable thereby guarantees its television viewers one of the most important sports competitions and that which has the highest television audience in the world, in which the presence of Spanish teams is proving highly significant in the last few seasons.

Canal +, Canal Satélite Digital and Vía Digital have been televising UEFA Champions League matches for various years and now, by means of this new agreement, Sogecable is able to guarantee the continuity of the said competition in its new Beijing programme that it will set in motion this summer with the launch of its new integrated digital platform.

The agreement signed with the UEFA stipulates that Sogecable shall have first choice of the matches that are played on Tuesdays and second choice of those that take place on Wednesdays. Independently of these matches, Sogecable may televise the rest of the matches either live or summarised.

Moreover, the contract includes the television rights for a carrousel-style programme – "Multifútbol" -, whereby there is a connection with all the different stadiums in which the football matches in this competition are played.

Finally, Sogecable has acquired the image rights of all the matches of the UEFA Champions League to be televised in its various news and sports programmes.

June 12, 2003

OTHER COMMUNICATIONS

The Spanish Supreme Court has today passed judgment on the contentious-administrative action 46/1999, brought by Canal Satélite Digital, S.L., a company of the Sogecable Group, against the decision of the Spanish Government of December 18, 1998, which overruled the claim brought by Canal Satélite Digital, S.L., whereby the latter sought damages for liability relating to property rights of the State Legislature, deriving from the approval of certain legal provisions in contrary to Community Law, and in particular, Articles 1.2 and the additional sole provision of the Royal Decree 1/1997 of January 31, reproduced in Law 17/1997, of May 3, and Article 7.a) of the latter.

The Spanish Supreme Court has ruled that the acts of the State Legislature, in its approval of the aforesaid concepts, comprises a breach of Community Law, and thus ordered the General State Administration to pay Canal Satélite Digital, S.L. the amount of 26,445,280.37 euros by way of compensation for damages.

June 30, 2003

COMMUNICATION OF RELEVANT INFORMATION

SOGECABLE and DISCOVERY SPANISH VENTURES, S.L. have signed an agreement whereby DISCOVERY SPANISH VENTURES, S.L. acquires the total shareholding of SOGECABLE in the company CANAL ESTILO, S.L. The company CANAL ESTILO, S.L. is the producer of the television channel Estilo, that is distributed via the satellite television channel, Canal Satélite Digital, as well as by other television cable operators.

The price of the sale amounts to 18,500,000 US Dollars.

July 2, 2003

COMMUNICATION OF RELEVANT INFORMATION

At today's date, the execution of the capital increase of Sogecable has taken place that was duly approved in the company's General Shareholders' Meeting of May 13, 2003, for the purpose of the integration of DTS, Distribuidora de Television Digital, S.A. (Vía Digital), via the exchange of shares in Sogecable for shares in Vía Digital.

All of the Vía Digital shareholders have subscribed to the capital increase.

Sogecable has increased its share capital by 57,961,234 euros by means of the issue and circulation of 28,980,617 new shares, with a face value of two euros each one, fully paid up and sold to all those subscribers identified in Chapter II of the informative brochure approved by the National Securities Exchange Commission on July 1.

The new shares have been issued with a premium of 13.51 euros per share, such that the total value of the subscription of each new share is 15.51 euros and the total value of the subscription of all the new shares is 449,4879,369 euros.

After this exchange, Telefónica will own 22.23% of Sogecable, while the shareholdings of Prisa and Groupe Canal + will be 16.38% respectively, although Telefónica has renounced the exercise of its voting rights over the excess on the shareholding of the latter.

July 10, 2003

COMMUNICATION OF RELEVANT INFORMATION

Under the framework of the process of integration of DTS DISTRIBUIDORA DE TELEVISIÓN DIGITAL, S.A. (Vía Digital) in SOGECABLE and of the restructuring of the financing of SOGECABLE, at today's date, the subscription of both the participative loans between SOGECABLE and its reference shareholders, PRISA, GROUPE CANAL + and TELEFÓNICA DE CONTENIDOS hereby takes effect, for the amount of 50 million euros each one.

July 10, 2003

COMMUNICATION OF RELEVANT INFORMATION

SOGECABLE and STUDIOCANAL, S.A., a subsidiary of Group Canal + have signed a contract whereby SOGECABLE has recovered 100 percent of its shareholding in Sogepaq, a company belonging to the SOGECABLE group specialising in cinematic distribution.

SOGECABLE has exercised its repurchase option for 45 percent of Sogepaq that had been agreed with STUDIOCANAL, S.A., when in June 2001, STUDIOCANAL took control of the said shareholding in Sogepaq.

By virtue of this agreement, SOGECABLE has acquired a shareholding of 45 percent of the capital of Sogepaq, through an investment of 47,962,082 euros, thus consolidating its 100 percent stake in Sogepaq.

Madrid, July 15, 2003

COMMUNICATION OF RELEVANT INFORMATION

The Board of Directors of Sogecable, S.A., in its meeting at today's date, has duly taken note of and accepted the resignations presented by Mr. Laurent Pérpère and Mr. Marc André Feffer as Directors of Sogecable and members of the Executive Committee of the Company.

Likewise, the Board of Directors of Sogecable has agreed to the nomination of Mr. Jacques Espinasse and Mr. Jean François Dubos as Directors of the Company, as proposed by Groupe Canal +, and of Mr. Luis Lada, Mr. Luis Abril, Mr. Luis Blasco and Mr. Emilio Gilolmo, as proposed by Telefónica de Contenidos.

The Board of Directors has named Mr. Luis Blasco and Mr. Bertrand Méheut as members of the Executive Committee and has made the following appointments: Mr. Luis Lada and Groupe Canal +, represented by Mr. Eric Pradon, as members of the Audit and Fulfilment Committee, and Mr. Luis Abril and Mr. Jean François Dubos, as members of the Nominations and Compensation Committee.

The Board of Directors has also approved the amendment of the Internal Regulations of the Board of Directors and of the Conduct in matters relating to the stock market.

Madrid, July 16, 2003

OTHER COMMUNICATIONS

Gestsport, a company of the Sogecable group, and holder of 40% of the share capital of Audiovisual Sport, S.L., has, at today's date, acquired an additional 40% of the share capital of the said Company from Gestora de Medios Audiovisuales Futbol, S.L. (GMAF), a company of the Telefónica Group. With this, the shareholding of Sogecable in the capital of Audiovisual Sport, S.L., through its group company, Gestsport, is increased to 80%. Said agreement is included in the framework of the process of integration of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital) in Sogecable.

Audiovisual Sport, S.L. is the company that holds the audiovisual rights over the Spanish Football League and the King's Cup, for the football clubs, to be shown on television.

Madrid, August 1, 2003.

COMMUNICATION OF RELEVANT INFORMATION

DTS, DISTIBUIDORA DE TELEVISIÓN DIGITAL, (VIA DIGITAL), a company belonging to the Sogecable Group, has reached an agreement at today's date with MEDIA PARK, S.A., a company dedicated to the production of television channels, for the termination of the distribution contracts relating to the channels produced by MEDIA PARK, which, until now, were distributed by VIA DIGITAL. The agreement ensures the supply of content to MEDIA PARK for the programmes on its channels, which are presently distributed to cable operators, until June 2004.

Iñigo Dago
Company Secretary of Sogecable, S.A.

Tres Cantos-Madrid, August 7, 2003.

COMMUNICATION OF RELEVANT INFORMATION

At today's date, August 7, 2003, Sogecable has signed a loan contract with 23 financial entities for the sum of 1,350 million euros.

Of the amount stated, 1,250 million euros relate to a long-term loan, and 100 million euros take the form of a credit document, available during the life of the loan.

This loan has been assured by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA);, BNP Paribas, Banesto, Caixa de Estalvi's i Pensiones de Barcelona, S.A. (La Caixa), Caja de Madrid, Crédit Agricole Indosuez, HSBC, JP Morgan, plc, Natexis, Santander Central Hispano (SCH), and Sociéte Genérale.

As you were informed in the communication issued on June 11, the basic conditions are:

(a) the margins applicable to this financing are established with reference to the Euribor, with an initial differential of 250 basic points.
(b) the possibility is established of reducing this differential to 90 basic points in the event of Sogecable meeting certain financial conditions, and
(c) it falls due at seven and a half years.

The objective of this syndicated loan is the re-structuring of the financial debt of the Grupo Sogecable y Audiovisual Sport and the financing for the launch of Digital +.

Signed: Iñigo Dago
Company Secretary

Rule 12g3-2(b) nº:(82-4981) II.

SECURITY REFERENCE:

GENERAL

VERSION 3.2.1

INFORMATION CONCERNING:

HALF-YEAR 30 JUNE **YEAR** 2003

I. IDENTIFYING DATA OF ISSUER

Company Name:

SOGECABLE, S.A.

Company Registered Office:	TAX nº
AVENIDA DE LOS ARTESANOS, 6. 28760 TRES CANTOS - MADRID	A 79114815

Persons assuming responsibility for this information, responsible for holding and identifying the powers or faculties by which they hold the representation of the company:	Signature:
INIGO DAGO ELORZA - General Secretary. Powers of representation according to the public instrument dated 20/02/2001, protocol nr. 655. FERNANDO MARTÍNEZ ALBACETE - Economic-Financial Director. Power of representation according to the public deed dated 30/10/2001, protocol nr. 3.475	

HALF-YEARLY INFORMATION CONTENT
(mark with an X in the affirmative)

		Individual	Consolidated
I. Identifying Data of the Issuer	0010	X	
II. Variation of the Consolidated Group	0020		X
III. Presentation Bases and Norms of Valuation	0030	X	X
IV. Balance Sheet of the Situation	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution by Activity of Net Business Figure	0060	X	X
VII. Number of Persons Employed	0070	X	X
VIII. Evolution of the Business	0080	X	X
IX. Dividends Distributed	0090		
X. Significant Facts	0100	X	X
XI. Explanatory Appendix of Significant Facts	0110	X	X
XII. Special Auditors Report	0120	X	X

II. VARIATION OF THE COMPANIES THAT MAKE UP THE CONSOLIDATED GROUP (19)

As indicated in the relevant information published last 30th June, 2003, Sogecable and Discovery Spanish Ventures, S.L. signed and agreement whereby Discovery Spanish Ventures, S.L. acquires the total shareholding of Sogecable in the company Canal Estilo, S.L. This company was fully consolidated in Sogecable's group accounts.

As a result of this sale, the Company no longer appears in the attached consolidated financial statements of the consolidated group closed at 30th June 2003.

III. PRESENTATION BASES AND VALUATION NORMS

(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with suffiecient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and with a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropriate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).

In the preparation of the financial and accounting information included in the present periodical informative document, the principal guidelines and criteria for valuation have been applied established in the rules in force for the preparation of financial and accounting information for annual accounts and interim financial statements.

IV. BALANCE SHEET OF THE SITUATION OF THE INDIVIDUAL COMPANY

Units: Thousand of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	0200		
I. Establishement overheads	0210	10.723	14.754
II. Tied-up non-material assets	0220	92.262	110.720
II.1. Property rights under financial lease	0221		
II.2. Other non-material real estate	0222	92.262	110.720
III. Tied-up material assets	0230	5.132	15.690
IV. Tied-up financial assets	0240	588.402	517.813
V. Own long term shares	0250	591	701
VI. Long term debtors by traffic operation	0255		
B) REAL ESTATE (1)	0260	697.110	659.678
C) OVERHEADS TO DISTRIBUTE IN SEVERAL FINANCIAL YEARS (2)	0280	0	1.182
I. Shareholders by required subscription	0290		
II. Stocks	0300	143.047	151.597
III. Debtors	0310	363.450	316.845
IV. Short term financial investments	0320	4	157
V. Own short term shares	0330		
VI. Treasury	0340	2.166	173
VII. Adjustments for periodification	0350	1.978	28.620
D) ASSETS IN CIRCULATION	0360	510.645	497.392
TOTAL ASSETS (A + B + C + D)	0370	1.207.755	1.158.252

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	0500	194.048	194.048
II. Reserves	0510	204.906	201.631
III. Results prev. Financial years	0520	-103.639	-45.102
IV. Period result	0530	-6.814	-16.725
V. Account dividends in financial year	0550		
A) OWN FUNDS	0560	288.501	333.852
B) EARNINGS TO DISTRIBUTE OVER SEVERAL FINAN. YEARS (3)	0590		
C) PROVISIONS FOR RISKS & EXPENSES	0600	9.478	40.807
I. Issue obligations & other negotiable stock	0610		
II. Debts with credit entities	0615	177.138	176.368
III. Debts with Group Companies & Associates	0620		1.479
IV. Long term creditors by traffic operations	0625		
V. Other long term debts	0630	18.990	23.342
D) LONG TERM CREDITORS	0640	196.128	201.189
I. Issue obligations & other negotiable stock	0650		
II. Debts with credit entities	0655	277.790	146.351
III. Debts with Group Companie & Associates	0660	157.175	121.807
IV. Commercial creditors	0665	248.696	261.745
V. Other short term debts	0670	29.702	51.513
VI. Adjustments for periodification	0680	285	988
E) SHORT TERM CREDITORS (4)	0690	713.648	582.404
F) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	1.207.755	1.158.252

V. INDIVIDUAL COMPANY RESULTS

Units: Thousand of Euros

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	0800	340.110	100,00%	344.513	100,00%
+ Other earnings (6)	0810		0,00%	270	0,08%
+/- Variation all Stocks	0820		0,00%		0,00%
= TOTAL PRODUCTION VALUE	0830	340.110	100,00%	344.783	100,08%
- Net Purchases	0840	-224.785	-66,09%	-212.099	-61,56%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	0850		0,00%		0,00%
- External & Operating overheads (7)	0860	-84.187	-24,75%	-77.594	-22,52%
= ADJUSTED ADDED VALUE	0870	31.138	9,16%	55.090	15,99%
+/- Other Overheads & Earnings (8)	0880		0,00%		0,00%
- Personnel Overheads	0890	-29.642	-8,72%	-28.452	-8,26%
= GROSS OPERATING RESULTS	0900	1.496	0,44%	26.638	7,73%
- Endowment Real Estate Amort	0910	-9.854	-2,90%	-9.311	-2,70%
- Endowment Reversion Fund	0915		0,00%		0,00%
- Provisional Variation in Circulation (9)	0920		0,00%		0,00%
= NET OPERATING RESULT	0930	-8.358	-2,46%	17.327	5,03%
+ Financial Earnings	0940	10.919	3,21%	6.307	1,83%
- Financial Overheads	0950	-14.283	-4,20%	-7.167	-2,08%
+ Interest & Cap. Exchange Rate Differences	0960		0,00%		0,00%
- Endowment Amort. & Financial Provisions (10)	0970		0,00%		0,00%
= RESULTS ORDINARY ACTIVITIES	1020	-11.722	-3,45%	16.467	4,78%
+/- Results from non-material & Material Real Estate & Control Portfolio (11)	1021		0,00%		0,00%
- Variation Provs. Non-material & Material Real Estate & Control Portfolio (12)	1023	9.349	2,75%	-10.825	-3,14%
+/- Results by Operations with shares & Own Obligations (13)	1025		0,00%		0,00%
+/- Results Prev. Fin Years (14)	1026		0,00%		0,00%
+/- Other Extraordinary Results (15)	1030	-9.597	-2,82%	-27.168	-7,89%
= RESULTS BEFORE TAXES	1040	-11.970	-3,52%	-21.526	-6,25%
+/- Company Taxes and Others	1042	5.156	1,52%	4.801	1,39%
= RESULT OF FINANCIAL YEAR	1044	-6.814	-2,00%	-16.725	-4,85%

IV. BALANCE SHEET OF SITUATION OF CONSOLIDATED GROUP

Units: Thousand of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	1200		
I. Establishment overheads	1210	20.347	31.904
II. Tied-up Non-material assets	1220	211.051	252.928
II.1. Property rights under financial lease	1221	11.356	
II.2. Other non-material real estate	1222	199.695	252.928
III. Tied-up material assets	1230	227.791	276.599
IV. Tied-up financial assets	1240	468.730	395.871
V. Long term holding co. shares	1250	591	701
VI. Long term debtors by traffic operation	1255		
B) REAL ESTATE (1)	1260	928.510	958.003
C) CONSOLIDATED GOODWILL	1270	1.127	2.682
D) OVERHEADS TO DIST IN SEVERAL YEARS (2)	1280	116.083	104.660
I. Shareholders by required subscription	1290		
II. Stocks	1300	148.638	166.182
III. Debtors	1310	353.604	335.025
IV. Short term financial investments	1320	154	204
V. Own short term shares	1330		
VI. Treasury	1340	6.459	6.176
VII. Adjustments for periodification	1350	34.046	50.741
E) ASSETS IN CIRCULATION	1360	542.901	558.328
TOTAL ASSETS (A + B + C + D + E)	1370	1.588.621	1.623.673

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	1500	194.048	194.048
II. Reserves Holding Co.	1510	101.268	156.529
III. Reserves Consolidated Cos (16)	1520	3.066	-1.231
IV. Conversion differences (17)	1530		
V. Results attributed to holding co.	1540	-7.293	-14.991
VI. Dividends issued in FY	1550		
A) OWN FUNDS	1560	291.089	334.355
B) EXTERNAL PARTNERS	1570	41.490	32.703
C) NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D) EARNINGS TO DISTRIBUTE IN SEVERAL FINANCIAL YEARS	1590	1.467	1.465
E) PROVISIONS FOR RISKS & OVERHEADS	1600	16.426	43.683
I. Issue obligations & other negotiable Stock	1610		
II. Debts with credit entities	1615	241.995	423.675
III. Long term creditors by traffic operations	1625		
IV. Other long term debts	1630	18.990	32.306
F) LONG TERM CREDITORS	1640	260.985	455.981
I. Issue obligations & other negotiable Stock	1650		
II. Debts with credit entities	1655	524.076	232.373
III. Commercial Creditors	1665	361.287	379.662
IV. Other short term debts	1670	83.596	93.907
V. Adjustments for periodification	1680	8.205	49.544
G) SHORT TERM CREDITORS (4)	1690	977.164	755.486
H) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	1695		
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	1.588.621	1.623.673

V. GROUP CONSOLIDATED RESULTS CURRENT FINANCIAL YEAR

Units: Thousand of Euros

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	1800	519.891	100,00%	494.583	100,00%
+ Other earnings (6)	1810	3.396	0,65%	2.760	0,56%
+/- Variation All Stocks	1820		0,00%		0,00%
= TOTAL PRODUCTION VALUE	1830	523.287	100,65%	497.343	100,56%
- Net Purchases	1840	-281.274	-54,10%	-270.232	-54,64%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	1850		0,00%		0,00%
- External & Operating overheads (7)	1860	-125.653	-24,17%	-126.255	-25,53%
= ADJUSTED ADDED VALUE	1870	116.360	22,38%	100.856	20,39%
+/- Other Overheads & Earnings (8)	1880		0,00%		0,00%
- Personnel Overheads	1890	-48.063	-9,24%	-53.042	-10,72%
= GROSS OPERATING RESULTS	1900	68.297	13,14%	47.814	9,67%
- Endowment Real Estate Amortised	1910	-68.051	-13,09%	-60.317	-12,20%
- Endowment Reversion Fund	1915		0,00%		0,00%
- Provisional Variation In Circulation (9)	1920		0,00%		0,00%
= NET OPERATING RESULT	1930	246	0,05%	-12.503	-2,53%
+ Finantial Earnings	1940	8.290	1,59%	3.900	0,79%
- Financial Overheads	1950	-26.327	-5,06%	-15.692	-3,17%
+ Interest & Cap. Exchange Rate Differences	1960		0,00%		0,00%
- Endowment Amortised & Financial Provision (10)	1970		0,00%		0,00%
+/- Conversion Results (18)	1980		0,00%		0,00%
+/- Participation Results Adjusted For Companies	1990	-18.150	-3,49%	-19.006	-3,84%
- Amortised Consolidated Goowill	2000	-789	-0,15%	-924	-0,19%
+ Negative Differences Consolidated Reversion	2010		0,00%		0,00%
= RESULT ORDINARY ACTIVITIES	2020	-36.730	-7,06%	-44.225	-8,94%
+/- Results from Non-material & Material Real Estate & Control Portfolio (11)	2021	19.703	3,79%		0,00%
- Variation Provisions. Non-material & Material Real Estate & Control Portfolio (12)	2023		0,00%		0,00%
+/- Results by Operations with share & Own Obligations (13)	2025		0,00%		0,00%
+/- Results of Previous Financial Years (14)	2026		0,00%		0,00%
+/- Other Extraordinary Results (15)	2030	11.981	2,30%	-27.432	-5,55%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	-5.046	-0,97%	-71.657	-14,49%
+/- Tax on Profits	2042	919	0,18%	57.731	11,67%
= CONSOLIDATE RESULT OF Financial Year	2044	-4.127	-0,79%	-13.926	-2,82%
+/- Results Attributed to External Partners	2050	-3.166	-0,61%	-1.065	-0,22%
= RESULT OF FINANCIAL YEAR ATTRIBUTED	2060	-7.293	-1,40%	-14.991	-3,03%

VI. DISTRIBUTION OF NET BUSINESS FIGURE BY ACTIVITY

ACTIVITY		INDIVIDUAL		CONSOLIDATED	
		Current FY	Previous FY	Current FY	Previous FY
	2100				
SUBSCRIBERS	2105	199.099	208.770	392.883	394.219
ADVERTISING	2110	20.488	18.613	22.325	19.770
OTHERS	2115	120.523	117.130	104.683	80.594
	2120				
	2125				
	2130				
	2135				
	2140				
Work undertaken awaiting certification (*)	2145				
Total NB F	2150	340.110	344.513	519.891	494.583
Domestic Market	2160	340.110	344.513	519.891	494.583
Exportation: European Union	2170				
OCDE Countries	2173				
Other countries	2175				

(*) Only to be completed by Construction Companies

VII. NAVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current FY	Previous FY	Current FY	Previous FY
TOTAL PERSONS EMPLOYED	3000	1.010	950	1.464	1.629

VIII. EVOLUTION OF THE BUSINESS

(The Information to be included in this section, in addition to complying with the terms of the instructions for compliance with this half-yearly information, should also make express mention of the following aspects: Evolution of the earnings figures and the external costs on said earnings; the composition and analysis of the main operations that have taken place up to the obtaining of the extraordinary results; comment on the operations of Investment and de-Investment that are most relevant, explaining their effect on the labour fund of the company and particularly on the treasury thereof; a sufficient explanation about the nature and effect of the events that may have led to a significant variation in the earnings figure or on the results of the company in the current half yhear with respect to the information provided about those of the previous quarter).

SEE APPENDIX I

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention will be made of the dividends distributed since the commencement of the financial year).

		% on Nominal	Euros per share (x,xx)	Amount (thousand of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Shares without voting right	3120			

Additional information concerning the iffuing of dividends (on account, complementary, etc.)

Appendix on next page

X. SIGNIFICANT FACTS (*)

		SI	NO
1. Acquisitions of transfers of stock in the cpital of specific companies quloted on the Stock Exchange arising from the obligation to inform under section 53 of the LMV (5 per 100 and multiples).	3200		X
2. Specific acquisitions of own portfolio under the obligation to informin the 1st additional provision of the LSA (1 per 100)	3210		X
3. Other significant increases and reductions in real estate (holdings greater than 10% in unquoted companies material relevant investments or de-investments etc).	3220	X	
4. Increases and reductions in share capital or in the value of the titles	3230	X	
5. Issues, repayments or cancellation of loans	3240		X
6. Changes in the Directors or the Board of Directors	3250	X	
7. Modifications to Articles of Association	3260		X
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the institutional regularization of the sector with particular bearing on the equity situation of the Company or Group.	3280		X
10. Lawsuits, litigation or claims that may particularly affect the equity situation of the Company or Group.	3290		X
11. Tender situations, suspension of payments etc.	3310		X
12. Special restricting agreements, cession or total or partial waiver of the policy and financial rights of the shares of the Company.	3320		X
13. Strategic agreements with national or international groups (exchange of shareholding packages etc).	3330	X	
14. Other significant facts	3340	X	

(*) Mark the corresponding box with an "X", in the affirmative case attaching an explanatory appendix in which the date of the communication to the CNMV and the SRVB is detailed.

Additional information concerning the iffuing of dividends (on account, complementary, etc.)

SOGECABLE, S.A. Has not distributed dividends on the period between 1st of January - 30th of June 2003

XI. EXPLANATORY APPENDIX OF SIGNIFICANT FACTS

SEE APPENDIX II

XII. SPECIAL REPORT OF THE ACCOUNT AUDITORS

(This section should only be filled in in relation to the information corresponding to the first half of the financial year following the last closed audited financial year, and will be applicable to those issuing companies that, in accordance with the thirteenth section of the Ministerial Order of January 18, 1991 are obliged to submit a special report from their account auditors when the audit report of the annual accounts for the immediately preceding financial year had rejected the opinion or included an adverse opinion or a qualified opinion. In the same section, it should be stated that the afore-mentioned special report of the account auditors is attached as an annexe to the half-yearly information, as well as a copy of the information or declarations made by the Directors of the Company about the updated situation of the reservations included by the auditor in his audit report of the annual accounts for the previous financial year and which, in accordance with the Technical Auditing Standards applicable, were the basis for the submission of the afore-mentioned special report.

SEE APPENDIX SIGNED BY THE AUDITORS OF THE SOCIETY

Sogecable

June 22nd, 2003

SUBSCRIBER EVOLUTION

As of June 30th, 2003 Sogecable has 1,776,000 subscribers, out of which 65% enjoy the digital offer of Canal Satélite Digital. 98% of Sogecable's client portfolio subscribe to ***CANAL+*** in comparison to 95% at the end of June 2002.


42%
37%
36%
Jun-01
Jun-02
Jun-03
% Analogue subscribers

During the first half of 2003, households from the most lucrative segments of the Spanish pay-tv market kept on joining Sogecable's client base. The increasing expectation regarding the launching on July 21st, 2003 of the new multi-channel offer **DIGITAL+** slowed down the subscription appetite for the existing choice. On top of that, Sogecable reduced by 16% its marketing costs during this six past months in comparison to the same half one year before.

Additionally, marketing campaigns for analogue subscribers to switch into digital also declined sharply, until the new digital offer was launched.

CANAL+

CANAL+, the leading channel driving the pay-tv market in Spain, continued increasing its quality programming offer for subscribers, broadcasting the most attractive contents in the Spanish market during this period. Namely, the exclusive live coverage of the most appealing final matches of Spanish Football League of the 2002/2003 season, the remarkable San Isidro bullfighting festival, Wimbledon tennis tournament and film blockbusters like 'The Lord of the Rings', 'Tomb Rider', 'The Planet of the Apes' and 'Bridget Jones's Diary' are the most outstanding events shown in the past months.

Benefiting from that, ***CANAL+*** reaches 97% penetration among Canal Satélite Digital's clients as of June 30th, 2003 in comparison to 93% of digital subscribers one year before. Both analogue and digital transmission together, 1,736,000 households representing 98% of Sogecable's subscriber portfolio, enjoy the exclusive contents of ***CANAL+***, out of which 1,100,000 subscribe the digital version and 636,000 clients get the analogue service.

	30-Jun-03	30-Jun-02	30-Jun-01	06/03 vs 06/02	06/02 vs 06/01
TOTAL CANAL+	**1,735,610**	**1,888,993**	**1,836,189**	**-153,383**	**52,804**
Canal+ Digital	**1,099,671**	**1,161,430**	**987,818**	**-61,759**	**173,612**
Canal+ Analogue	**635,939**	**727,563**	**848,371**	**-91,624**	**-120,808**


(Thousands of subscribers)
% in CSD client base
825
988
1,161
1,100
Jun-00
Jun-01
Jun-02
Jun-03

Canal+ subscribers in Canal Satélite Digital

CANAL SATELITE DIGITAL

CANAL SATELITE DIGITAL has more than 1,140,000 subscribers as of June 30th, 2003. The new subscribers for the quarter mainly selected premium choices allowing access to top-range contents in Canal Satélite Digital. 97% of subscriptions of new clients of Canal Satélite Digital in this half enjoy the contents of ***CANAL+***, similar to the total take-up rate in the platform.

On top of that, clients previously recruited kept on upgrading their subscriptions during this period adding premium contents. As a result of that, the average revenue per client from subscription fees went up again in the quarter.

	30-Jun-03	30-Jun-02	30-Jun-01	06/03 vs 06/02	06/02 vs 06/01
CANAL SATÉLITE DIGITAL	**1,140,014**	**1,255,578**	**1,176,539**	**-115,564**	**79,039**
Premium subscribers	1,099,671	1,161,430	987,818	-61,759	173,612
Basic subscribers	40,343	94,148	188,721	-53,805	-94,573

During this period, Sogecable focused its marketing efforts in the enhancement of current clients satisfaction and improving average revenue levels. In the past months, recruitment campaigns were affected by the launching of the new digital offer **DIGITAL+**, as well as migrations from the analogue service of ***CANAL+***. The cancellations of subscriptions –significantly increased since the conditional access system was replaced in the second quarter of 2002- kept in their slow-down trend during the past months. The highest churn rates continued affecting primarily the low-tier subscriptions. The Canal Satélite Digital's basic subscribers stand as 2.3% of Sogecable's client base.

The continuous selection of top-range choice by new subscribers helped to keep on increasing the digital average revenue per client. It is remarkable to point out that this is being achieved without any price rise but a reduction in the basic package to 22 euros per month from October 2002. The digital average revenue per client from subscriptions in the quarter reached again record levels since Canal Satélite Digital was launched in 1997.

Pay-per-view sales went up as well but logically slowed down since the football season ended. In comparison to the second quarter of 2002, pay-per-view ticket sales went up by 89.5%. Football tickets got the highest growth during the six months of 2003, going up sharply by 104% in comparison to sales in the same period of 2002.

Sogecable


Sales figures for PPV
+52%
+104%
+80%
Cinema
Football
Total PPV
1HO2
1HO3

All in all, during the 2002/2003 Spanish football season ended in June 2003, Canal Satélite Digital increased by 98.6% its ticket sales of pay-per-view football matches in comparison to the ones sold during the 2001/2002 championship.

Sogecable

Financial consolidated results

as of June 30th, 2003

Sogecable

SECOND QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2003 & 2002 (March-June)

	2003 Euro MM	2002 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**252.7**	**243.6**	**9.1**	**3.7%**
Net Turnover	250.9	241.7	9.2	3.8%
Subscribers	*193.3*	*192.0*	*1.2*	*0.6%*
Advertising	*12.2*	*11.4*	*0.8*	*6.9%*
Other	*45.5*	*38.3*	*7.2*	*18.7%*
Other operating revenues	1.8	1.9	-0.1	-5.4%
OPERATING EXPENSES	**214.0**	**218.3**	**-4.3**	**-2.0%**
Purchases	132.7	129.7	2.9	2.3%
Personnel expenses	22.5	27.2	-4.7	-17.3%
Other operating expenses	58.8	61.3	-2.5	-4.1%
EBITDA	**38.7**	**25.3**	**13.4**	**52.7%**
Depreciation and amortisation	32.1	29.5	2.6	8.9%
OPERATING INCOME/LOSS (EBIT)	**6.6**	**-4.2**	**10.7**	**n.a.**
Financial results	-6.2	-4.6	-1.6	35.4%
Share in results of companies carried by the equity method	-10.8	-8.6	-2.1	24.8%
Amortisation of goodwill	-0.4	-0.5	0.1	-14.5%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-10.8**	**-17.8**	**7.1**	**-39.6%**
Extraordinary results	33.0	-28.9	61.9	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**22.2**	**-46.7**	**69.0**	**-147.6%**
Corporate income tax	9.4	-44.4	53.8	-121.2%
CONSOLIDATED INCOME/LOSS	**12.8**	**-2.4**	**15.2**	**n.a.**
Income/Loss attributed to minority interests	3.0	2.1	0.8	38.5%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**9.9**	**-4.5**	**14.4**	**n.a.**

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th JUNE 2003 & 2002 (January-June)

	2003 Euro MM	2002 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**523.3**	**497.3**	**25.9**	**5.2%**
Net Turnover	519.9	494.6	25.3	5.1%
Subscribers	*392.9*	*394.2*	*-1.3*	*-0.3%*
Advertising	*22.3*	*19.8*	*2.6*	*12.9%*
Other	*104.7*	*80.6*	*24.1*	*29.9%*
Other operating revenues	3.4	2.8	0.6	23.0%
OPERATING EXPENSES	**455.0**	**449.5**	**5.5**	**1.2%**
Purchases	281.3	270.2	11.0	4.1%
Personnel expenses	48.1	53.0	-5.0	-9.4%
Other operating expenses	125.7	126.3	-0.6	-0.5%
EBITDA	**68.3**	**47.8**	**20.5**	**42.8%**
Depreciation and amortisation	68.1	60.3	7.7	12.8%
OPERATING INCOME/LOSS (EBIT)	**0.2**	**-12.5**	**12.7**	**-102.0%**
Financial results	-18.0	-11.8	-6.2	53.0%
Share in results of companies carried by the equity method	-18.2	-19.0	0.9	-4.5%
Amortisation of goodwill	-0.8	-0.9	0.1	-14.6%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-36.7**	**-44.2**	**7.5**	**-16.9%**
Extraordinary results	31.7	-27.4	59.1	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-5.0**	**-71.7**	**66.6**	**-93.0%**
Corporate income tax	-0.9	-57.7	56.8	-98.4%
CONSOLIDATED INCOME/LOSS	**-4.1**	**-13.9**	**9.8**	**-70.4%**
Income/Loss attributed to minority interests	3.2	1.1	2.1	197.3%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-7.3**	**-15.0**	**7.7**	**-51.4%**

Sogecable

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	30 Junio 2003	December 31st 2002
Start-up expenses	20,347	26,267
Intangible assets	211,051	244,580
Tangible fixed assets	227,791	252,608
Long-term financial investments	468,730	337,162
Shares of the controlling company	591	591
FIXED AND OTHER NONCURRENT ASSETS	**928,510**	**861,208**
GOODWILL IN CONSOLIDATION	**1,127**	**1,916**
DEFERRED CHARGES	**116,083**	**117,852**
Inventories	148,638	164,183
Accounts receivable	353,604	249,506
Cash and short-term financial investments	6,613	9,961
Accrual accounts	34,046	50,609
CURRENT ASSETS	**542,901**	**474,259**
TOTAL ASSETS	**1,588,621**	**1,455,235**

SHAREHOLDERS' EQUITY AND LIABILITIES	30 Junio 2003	December 31st 2002
Capital stock	194,048	194,048
Additional paid-in capital and other reserves	101,268	159,804
Reserves at consolidated companies	3,066	-1,231
Income / Loss for the year	-7,293	-54,240
SHAREHOLDERS' EQUITY	**291,089**	**298,381**
MINORITY INTERESTS	**41,490**	**38,323**
DEFERRED REVENUES	**1,467**	**1,476**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**16,426**	**12,948**
Long-term payables to financial entities	241,995	261,713
Other long-term accounts payable	18,990	18,990
LONG-TERM DEBT	**260,985**	**280,703**
Short-term payables to financial entities	524,076	330,536
Trade accounts payable	361,287	408,139
Other non-trade debts	83,596	51,280
Accrual accounts	8,205	33,449
CURRENT LIABILITIES	**977,164**	**823,404**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,588,621**	**1,455,235**

BUSINESS OVERVIEW

Subscription revenues

Subscription revenues reached 392.9 million euros in the first half of 2003. In the second quarter of 2003, 193.3 million euros were booked, in comparison to 192.0 million euros in the same period of 2002, up 0.6% year-on-year.

The increase in the digital average revenue per client mainly drove the performance in subscribers revenues in the period, both in the monthly subscription-fee revenues and in the pay-per-view turnover.

Namely, the average subscription-fee revenue in the quarter--coming from Canal Satélite Digital's clients selection melting-pot- increased in comparison to the past quarter, reaching again record levels since the digital platform was launched in January 1997.

Helping this increase in the average revenue per client it is remarkable to stress the favourable contribution of new subscribers selections joining Sogecable's offers during the past months.

Advertising revenues

Advertising revenues in the quarter amount to 12.2 million euros, increasing by 19.6% in comparison to 10.2 million euros achieved during the first quarter of 2003. Regarding advertising revenues in the first half of the year, accumulated revenues went up by 12.9% in comparison to the ones reached in the first six months of 2002. Advertising revenues in the first half of 2003 stand as 4.3% of Sogecable's net turnover.

Other revenues

'Other revenues' reached 104.7 million euros in the first semester of 2003, up 29.9% year-on-year.

Revenues from film production and distribution activities reached the main increase. Altogether, 40.9 million euros were achieved by Sogecable during the first six months of 2003 from film production and distribution activities, helped by remarkable performances of releases like "La Gran Aventura de Mortadelo y Filemón". It means a 70% increase in comparison to 24.0 million euros revenues reached in the first half of 2002.

A significant part of this increase is related to film distribution activities carried out by Sogepaq, company in which Sogecable decided to exercise the call option held since a 45% of its capital was sold to StudioCanal, SA in June 2001, recovering a 100% stake in Sogepaq. This transaction was put into effect on July 10th, 2003.

23.3 million euros were achieved from sublicensing pay-per-view Spanish football rights to other operators in this half-year term, the same amount than in the first semester of 2002, and no additional revenues are expected from this activity in the future. All the rest of Sogecable's relevant activities increased revenues significantly in comparison to turnover achieved in the same period of 2002.

Net turnover in the first half of 2003 reached 519.9 million euros, up 5.1% year-on-year.

Operating expenses

Operating expenses amounted to 214.0 million euros in the second quarter of 2003, declining by 2.0% in comparison to 218.3 million euros incurred in the same period of last year. During the first half of 2003, operating expenses reached 455.0 million euros, up 1.2% year-on-year.

Purchases reached 281.3 million euros in the first semester of 2003, up 4.1% in comparison to the same period of 2002. The most relevant increases came from the Spanish football league rights supplied by Audiovisual Sport, increasing by 19.7% in comparison to the figures in the first half of 2002.

This increase and the one related to film releases -up 3.4%- and other sports (up 0.9% year-on-year only, even though this year the San Isidro bullfighting festival was added to the programming grid), were partially offset by declines in other wholesale rights like channel contents –down 4.0%- and other rights –down 16.9%.

Personnel expenses reached 22.5 million euros in the second quarter of 2003, showing a 4.7 million euros reduction in comparison to the same period of 2002. In the six first months of 2003, the 5 million euros cut means a 9.4% decline in comparison to personnel costs in the first half of 2002. As of June 30th, 2003, personnel expenses amount to 48.1 million euros.

Other Operating Expenses reached 58.8 million euros in the second quarter of 2003, declining by 4.1% in comparison to 61.3 million euros incurred in the same three months of last year.

As of June 30th, 2003, Other Operating Expenses amount to 125.7 million euros in comparison to 126.3 million euros during the first six months of 2002. Expenses related to Sogecable's film activities -up by 3.0 million euros in the semester due to an increase in this activities in the period- were the main source of year-on-year differences, but they were offset by cost reductions achieved in the rest of significant lines.

Operating Results

EBITDA in the second quarter of 2003 reached 38.7 million euros. In the same period of 2002, EBITDA amounted to 25.3 million euros, which means a 52.7% year-on-year increase. During the six first months of 2003, EBITDA was 68.3 million euros, showing a 42.8% growth in comparison to 47.8 million euros achieved as of June 30th, 2002.


Million euros
+53%
+43%
25.3
38.7
47.8
68.3
2Q
1H
EBITDA 2002
EBITDA 2003

Higher activity in Sogecable's film production and distribution businesses, provoked the bulk of the increase in the Depreciation and Amortisation line during the first half of 2003, amounting to 68.1 million euros, in comparison to 60.3 million euros in the same period of 2002.

Altogether, Sogecable shows a positive EBIT of 0.2 million euros in the first six months of the year, in comparison to losses of 12.5 million euros in the first semester of 2002.

Results of companies carried by the equity method

The 'Share in Results of Companies Carried by the Equity Method' line shows a loss of 18.2 million euros in the first half of 2003, down 4.5% in comparison to losses of 19.0 million euros in this item during the same period of 2002. Audiovisual Sport and Real Madrid Multimedia results were the most relevant contributors in both periods and bring the most significant variations year-on-year.

Extraordinary results

On June 13th, 2003, the Spanish Government was ordered to pay by the Spanish High Court 26.4 million euros in damages to Canal Satélite Digital, SL. According to the ruling of the Spanish High Court, the laws upheld by the Spanish Government in 1997 broke European Union regulations. This amount is included in the Extraordinary Results line as of June 30th 2003.

Additionally, in the second quarter of 2003, Sogecable booked the capital gain related to the sale, amounting to 18.5 million US dollars, of its stake in the company Canal Estilo, SL to Discovery Spanish Venture, SL.

On top of that, during this quarter Sogecable decided not to exercised its option to exploit in the future certain Real Madrid CF's rights, booking a 10.5 million euros loss included in the Extraordinary Results line as of June 30th, 2003.

Results

In the second quarter of 2003 Sogecable made net profits of 9.9 million euros in comparison to a loss of 4.5 million euros in the second quarter of 2002.

As of June 30th, 2003, the Net Result Attributed to the Controlling Company shows a loss of 7.3 million euros, in comparison to losses of 15.0 million euros in the first six months of 2002. As of June 30th, 2003 the Consolidated Loss on Ordinary Activities was 36.7 million euros, in comparison to losses of 44.2 million euros one year before.

Financing

On June 11th, 2003 Sogecable secured a 7.5-year maturity syndicated bank facility of 1.4 billion euros to finance the restructuring process to be carried out after the integration of Vía Digital in Sogecable. The cost of this bank credit, set as a spread linked to Euribor interest rate, will be between 90 and 250 basic points, depending on certain financial ratia achievement.

Before withdrawing the funds of this bank facility -to restructure the current outstanding financing vehicles in place in Vía Digital, Audiovisual Sport and Sogecable- Sogecable signed a 160 million euros bridge loan. This bank facility was used through Sogecable to cancel the Audiovisual Sport's syndicated loan, and is booked in the 'Long-term financial investments' and 'Short-term payables to financial entities' lines in the Sogecable's Consolidated Balance Sheet as of June 30th, 2003.

Putting aside this loan for Audiovisual Sport, Sogecable's net debt as of June 30th, 2003, reaches 599.5 million euros, 19.6 million euros less than the amount outstanding as of March 31st, 2003 and showing a 50.2 million euros reduction in comparison to 649.7 million euros net debt outstanding as of June 30th, 2002.

On July 10th, 2003, after the end of the first half of 2003, and on top of the above mentioned bank credit, Sogecable received funds amounting to 150 million euros from its three main shareholders –Prisa, Groupe Canal+ and Telefónica- subscribing participating loans.

Additionally, Sogecable will get 175 million euros through a subordinated debt facility to be offered to all Sogecable's shareholders. Telefónica guarantees the subscription of this facility.

Integration of Vía Digital

On July 2nd, 2003 Sogecable completed the integration of Vía Digital by exchanging 28,980,617 new shares of its capital for the 100% of shares owned by Vía Digital's shareholders. These new shares of Sogecable were listed on July 17th, 2003. Sogecable's new capital stock is represented by 126,004,370 2-euro nominal value shares.

After this transaction, Sogecable acquired for one euro 40% of Audiovisual Sport owned by Telefónica Group on July 16th, 2003. Sogecable holds an 80% stake in Audiovisual Sport after this deal. Audiovisual Sport will be fully consolidated in Sogecable's future accounts and Audiovisual Sport's results will not be included in the 'Share in Results of Companies Carried by the Equity Method' any more.

Sogecable

Annex I

New digital offer

NEW DIGITAL OFFER

On July 21st, 2003, Sogecable announced the launching of its new digital offer, **DIGITAL+**. The most relevant sport events, the most outstanding US and Spanish film blockbusters and the most awarded thematic channels focused on children, sports, documentaries, music, news and entertainment contents do drive this appealing choice for the Spanish market.

DIGITAL+ offers different products oriented to fulfil current and prospective subscribers preferences. For this goal, the ones interested in sport events will be able to enjoy the selection of channels mainly focused on sport contents. The segments of the market will be now able to join specific subscription products especially packed to satisfy their wishes.


DIGITAL+
DIGITAL+ TOTAL
€49.80
DIGITAL+ CINE
DIGITAL+ DEPORTE
€44.50
CANAL+ TOTAL
€37.50
CANAL+ CINE
CANAL+ DEPORTE
€35.50
BASICO
BASICO CINE
€22.00
€31.22

Sogecable

In order to fulfil both groups demands, **CANAL+** enhances its premium rights offer and splits its increased contents launching the range of channels **CANAL+ DEPORTE** (sports focused) and **CANAL+ CINE** (cinema oriented). The best choice of both genres will remain broadcasted in the original version of **CANAL+**, still available through the digital platform and through its analogue terrestrial service.

Additionally, the 'Film Option' will continue to release the contents included in the film channel 'Cinemanía' in its different multiplex versions. Two new film channels will join the offer to guarantee more than one thousand releases per year available for subscribers.

Cinema Option

- Additional contents
- Two new channels
- Over 1,000 releases per year
- All-periods film choice
- All-genre film choice

DIGITAL+ starts operations with 1,847,000 Spanish households subscribed to the service, as a result of adding up Canal Satélite Digital's and Vía Digital's client portfolios. This start-up figure does not include the effect of cancellations that might arise from overlapped subscriptions or the integration process of both offers.

Subscribers will enjoy a promotional offer until October 1st, 2003 to access to all the contents without any price increase, and will be able to join the new products of **DIGITAL+** at their earliest convenience **or, remain in their present subscription package until their current contracts expire.**

The contents offered in the new subscription packages, and different from the ones available through Canal Satélite Digital area as follows:


DIGITAL+
PAQUETES
BASICO
BASICO CINE
CANAL+ DEPORTE
CANAL+ CINE
CANAL+ TOTAL
DIGITAL+ DEPORTE
DIGITAL+ CINE
DIGITAL+ TOTAL
22,00
31,22
35,50
35,50
37,50
44,50
44,50
49,80
CANALES
CANAL+
Disney
Cine
Básico

This offer, which will be heavily advertised from late August, is currently broadcasted to Canal Satélite Digital and Vía Digital subscribers from July 21st, 2003 and is available to all of them using their current set-top-boxes and aerial installations.

Sogecable

Annex II

Relevant events in 2003

RELEVANT EVENTS IN 2003

In the last few months Sogecable carried out a rationalisation process of its internal operations as helping towards the integration of Vía Digital and the launching of the new digital offer.

Meanwhile, Sogecable has gone through different stages of a necessary process to set up its new business development. The most notable events during these six months have been the following:

29.Jan.03 Sogecable and Telefónica agreed to continue the integration process of Vía Digital, widening the undisputed leadership position held by Sogecable in the pay-tv market in Spain.

03.Apr.03 The Spanish Anti-Trust Service approved the Action Plan referred by Sogecable to meet the restrictions to the integration deal set by the Spanish Government on November 29th, 2002.

04.Apr.03 The European Union Competition Directorate General decided to withdraw the investigation on Spanish football rights contracts, allowing Audiovisual Sport's exploitation and business model. Audiovisual Sport is the company that holds these rights, in which Sogecable has an 80% stake after getting an additional 40% interest as a result of the integration agreement with Telefonica. The investigation was finally filed on April 8th, 2003.

Sogecable

13.May.03 Sogecable's General Shareholders Meeting approved the integration of Via Digital in Sogecable.

Sogecable released its 2003 First Quarter results. Net Turnover in the quarter reached record levels since Sogecable went public and EBITDA grew by 31.7% year-on-year.

11.Jun.03 Sogecable reached an agreement with financial institutions to commit their subscription of a 7.5 year credit facility for a total amount of 1,400 million euros. Interest rates were set as a spread over Euribor, according to a pricing grid between 90 and 250 bps.

13.Jun.03 The Spanish High Court ruled in favour of Canal Satélite Digital and sentenced the Spanish Government to pay 26,445,280.37 euros to Canal Satélite Digital, for the damages caused by laws approved in 1997, breaking EU regulations.

30.Jun.03 Sogecable reached an agreement to sell its stake in Canal Estilo, S.L. to Discovery Spanish Venture, SL. The amount of the transaction was 18.5 million US dollars.

02.Jul.03 Sogecable completed the integration of Via Digital in Sogecable by issuing 28,980,617 new 2-euro nominal value shares subscribed by all the shareholders of Via Digital in exchange for their shares. These new shares included a 13.51 euros of additional paid-in capital and represented a total subscription amount of 449,489,369 euros. After this capital increase, Telefónica holds a 22.23% interest in Sogecable and Prisa and Groupe Canal+'s hold a 16.38% stake of the new capital each. Telefonica waives all political rights on the excess percentage and Prisa keeps the management of Sogecable.

Sogecable

10.Jul.03 Sogecable exercised the call option agreed with StudioCanal, S.A. in June 2001 when StudioCanal, S.A. got a 45% stake in Sogepaq, the company of Sogecable Group for film distribution activities. After this investment, amounting to 47,962,082 euros, Sogecable holds a 100% stake in Sogepaq.

As agreed in the integration process of Vía Digital, Sogecable received funds for a total amount of 150 million euros from the three main shareholders of Sogecable -Prisa, Groupe Canal+ and Telefónica- subscribing a participating loan of 50 million euros each.

16.Jul.03 Sogecable acquired for one euro an additional 40% of the shares of Audiovisual Sport to GMAF, a company of Telefonica Group. Audiovisual Sport is the company holding the audiovisual rights of Spanish Football League and Cup championships. As a result of this operation, Sogecable holds a 80% stake in Audiovisual Sport through its subsidiary Gestsport.

21.Jul.03 Sogecable launched its new digital choice, DIGITAL+, the most appealing and unrivalled offer in Spain, just available for all the subscribers of Canal Satélite Digital and Vía Digital through their current set-top-box and without any installation replacement.

Additional information on Sogecable available at
www.sogecable.com/inversor.html

(This page was left intentionally blanked)

APPENDIX II

SIGNIFICANT INFORMATION

POINT 3. - Information communicated on June 30, 2003.

The sale of the company CANAL ESTILO, S.L. for the amount of 18,500,000 Dollars to Discovery Spanish Venture, S.L. was reported.

POINT 3. – Information communicated on July 10, 2003.

Sogecable and StudioCanal, S.A., a subsidiary of Groupe Canal +, signed an agreement whereby Sogecable has recovered its 100% shareholding in Sogepaq, S.A., a company of the Sogecable group, specialising in cinematic distribution. Sogecable has exercised its purchase option over 45% of Sogepaq, S.A., that was agreed with StudioCanal, S.A. in June 2001, when the latter took control of the said shareholding in the capital of Sogepaq.
By virtue of the said agreement, Sogecable thereby acquires the 45% shareholding in the capital of Sogepaq, S.A., through an investment of 47,962,082 euros, consolidating all 100% share capital in Sogepaq.

POINT 3. – Information communicated on July 16, 2003.

The Sogecable Group, owner of 40% of the share capital of Audiovisual Sport, S.L., acquires an additional 40% of the share capital of said company from Gestora de Medios Audiovisuales Fútbol, S.L. (GMAF), a company of the Telefónica Group. In this way, the shareholding of Sogecable in the capital of Audiovisual Sport, S.L., through its subsidiary Gestsport, rises to 80%. Said agreement is included in the framework of the integration process of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital) in Sogecable.

POINT 4. – Information communicated on July 2, 2003.

A capital increase of the company was duly executed, and approved in the General Shareholders Meeting, by means of the non-financial contribution of the shares of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital).

POINT 6. – Information communicated on May 13, 2003.

A copy of all of the agreements adopted in the General Shareholders Meeting was issued: likewise, it was reported that the Board of Directors Meeting, held subsequent to the General Shareholders Meeting, confirmed the re-election of Mr. Javier Díez de Polanco as Chief Executive Officer and member of the Executive Committee, the appointment of Mr. Fernando Falcó y Fernández de Cordova as Vice-Chairman and member of the Executive Committee and the re-election of Mr. Jaime Terceiro Lomba as member of the Audit and Fulfilment Committee. The appointment of Mr. Eric Pradon as the representative of Groupe Canal + on the Board, replacing Mr. Nicolas Stubbs was reported.

POINT 6. – Information communication on July 15, 2003.

It was reported that in the Board of Directors Meeting of Sogecable, held at the same date, the resignations of Mr. Laurent Pérpère and Mr. Marc André Feffer, as Company Directors and members of the Executive Committee were accepted. Likewise, it was agreed to appoint Mr. Jacques Espinasse and Mr. Jean Francois Dubos as Company Directors, at the proposal of Groupe Canal +, and Mr. Luis Lada, Mr. Luis Abril, Mr. Luis Blasco and Mr. Emilio Gilolmo, at the proposal of Telefónica de Contenidos.

The Board of Directors named Mr. Luis Blasco and Mr. Bertran Méheut as members of the Executive Committee of the Company, appointed Mr. Luis Lada and Groupe Canal+, represented by Mr. Eric Pradon, as members of the Audit and Fulfilment Committee, and appointed Mr. Luis Abril and Mr. Jean Francois Dubos as members of the Appointments and Remuneration Committee.

In addition, the Board of Directors approved the amendment of the Internal Regulations of the Board of Directors and the Rules of Conduct in matters relating to the stock exchange.

POINT 13. - Information communicated on January 29, 2003.

The chairmen of SOGECABLE and TELEFÓNICA signed an agreement to continue the integration process of SOGECABLE and VÍA DIGITAL, which commenced on May 8, 2002. The requirement by the Spanish Government to present both detailed plans of action to the Antitrust Service (Servicio de Defensa de la Competencia) has been fulfilled. This includes the method of execution of the conditions imposed by the Spanish Government.

POINT 13. – Information communicated on January 30, 2003.

Complementary relevant information was issued relating to the signing of the agreement to continue the integration process of SOGECABLE and VÍA DIFITAL, in which details of the participatory loans of the shareholders and the subordinated loans were laid down.

POINT 13. – Information communicated on April 3, 2003.

The Antitrust Service communicated to SOGECABLE the approval of the Plan of Action, presented by SOGECABLE and TELEFÓNICA, in execution of the agreements of the Spanish Government on November 29, 2002.

POINT 13. – Information communicated on April 4, 2003.

A copy was issued of the letter received from the General Directorate for Competition of the European Union, relating to the matter COMP/C-237652-AVSII, whereby the next reference file was communicated to SOGECABLE.

POINT 14. – Information communicated on February 18, 2003.

The Board of Directors of SOGECABLE, S.A. agreed to call an Ordinary General Shareholders Meeting. The Agenda of this meeting was issued.

POINT 14. – Information communicated on April 24, 2003.

A copy was issued of the calling of the General Shareholders Meeting which was held at second call on May 13, 2003.

POINT 14. – Information communicated on May 13, 2003.

A copy was issued of the speeches made by the Chairman and the Chief Executive Officer in the General Shareholders Meeting.

POINT 14. – Information communicated on June 11, 2003.

The agreement signed with a group of financial entities guaranteeing a syndicated loan for the amount of 1,400 million euros was reported.

POINT 14. – Information communicated on June 11, 2003.

The company reported the agreement signed with the UEFA whereby it acquired the exclusive rights over the UEFA Champions League for pay-per-view television for the football seasons 2003/04, 2004/05 and 2005/06.

POINT 14. – Information communicated on June 12, 2003.

The judgement given by the Supreme Court on the contentious-administrative appeal 46/1999, brought by Canalsatélite Digital, S.L., challenging the decision of the Spanish Government of 18/12/1998 which imposed on the General State Administration the obligation to pay Canalsatélite Digital, S.L. the amount of 26,445,280.37 euros, was reported.

POINT 14. – Information communicated on July 10, 2003.

Within the framework of the execution of the integration process of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital) in Sogecable and of the restructuring of the financing of Sogecable, three participatory loans were signed between SOGECABLE and its reference shareholders, PRISA, GROUPE CANAL + AND TELEFÓNICA DE CONTENIDOS, for the amount of 50 million euros each one.

Sogecable, S.A. and its dependent Companies

Special report required by Ministerial Order of September 30, 1992, corresponding to the half-yearly Information at June 30, 2003 for the National Securities Exchange Commission.

Raimundo Fdez. Villaverde, 65
28003 Madrid
Spain

Tel.: +(34) 915 14 50 00
Fax: + (34) 915 14 51 80

Deloitte & Touche

SPECIAL REPORT REQUIRED BY THE MISTERIAL ORDER OF SEPTEMBER 30, 1992

To the Shareholders of
Sogecable, S.A.
To be sent to the National
Securities Exchange Commission:

As a result of the consolidated annual accounts of Sogecable, S.A. and its Dependant Companies having been duly audited for the financial year 2002, we hereby issue our audit report dated March 10, 2003, in which we express our opinion that includes the following qualifications due to uncertainty:

a) " The dominant Company recorded extraordinary profits for the financial year 2001 of 40.3 million euros, prior to considering fiscal effects, which, at December 31, 2002 constituted an amount exceeding the "Voluntary Reserves" account under the heading "Stockholders equity" at the said date. This is as a result of the transaction relating to Sogepaq, S.A., laid down in Note 12 and communicated at the appropriate time to the National Securities Exchange Commission. The agreement by virtue of which this operation was formalised includes a purchase option for the Dominant Company and a sale option for the third party, both binding upon the other party. From the possible exercise at the appropriate time of the said options and of the circumstances in which, if appropriate, they are exercised, certain effects may arise that are not possible to determine at the date of this report."

b) "As explained in Note 2, on January 29, 2003, Sogecable, S.A. and Telefónica, S.A. agreed to continue the integration process of Sogecable, S.A. and DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital), commenced by virtue of the agreement signed on May 8, 2002. Said agreement envisaged implementation upon the fulfilment of the necessary legal requirements, by means of a capital increase of Sogecable, S.A. that would be subscribed by the shareholders of Vía Digital.

   Also at January 29, 2003, the companies presented the Antitrust Service with the Plan of Action required by the Spanish Government and the contentious-administrative appeal before the Supreme Court, urging the cancellation of certain conditions. In relation to this operation, certain companies in the audiovisual sector have declared their intention to challenge the authorisation granted and the conditions established by the Spanish Government for said integration.

The Management of Sogecable, S.A. has prepared a business plan which envisages that profits will be obtained in the financial year 2005, the recovery of all of the tax credits of the new group within the first ten years and covers the financial needs that the development of the same will require by means of the contributions made by the main shareholders in the agreement of January 29, 2003, the restructuring of the current debt and the obtaining of additional financing. At the date of this report, negotiations for obtaining financing are under way (note 2).

In addition, the said business plan includes certain hypotheses relating to important renewals and renegotiations of contracts that affect both Sogecable, S.A. and Audiovisual Sport, S.L. (Notes 9 and 14) and the various companies that form part of the new group (Note 2).

In this respect, depending on the final decision in relation to the various processes of renewals and renegotiations of contracts indicated in the previous paragraph, effects may result that are difficult to quantify and whose impact on the consolidated annual accounts for the financial year 2002 are not possible to determine at the present time."

2. In accordance with the request, we have analysed the information relating to the updated situation of the said qualifications and their and their effect on the attached consolidated half-yearly information at June 30, 2003, that has been prepared by the Directors of the Dominant Company, as required by the Ministerial Order at September 30, 1992 and the Memorandum 3/1994 of June 8, of the National Securities Exchange Commission, which amended the form of periodical public information about entities issuing securities that are admitted for trading on stock markets.

We have attached the Letter of Declarations of the Directors as an Appendix to the present Report, in which the updated situation is reported at the close of the half-year of the qualifications included in the audit report of the consolidated annual accounts for the preceding financial year.

3. Our analysis has been carried out in accordance with the Technical Rules established to that effect and approved by the Resolution dated July 28, 1994, which, due to its scope, that is substantially less than that of an accounts audit, does not allow us to give an opinion on the correction of the rest of the consolidated half-yearly information nor ensure that, as a result of having applied complementary audit procedures, we cannot identify other important matters to bring to attention. In addition, for this reason, we cannot give an opinion on the consolidated half-yearly financial information of June 30, 2003.

4. In relation to the qualification due to uncertainty made in relation to the consolidated annual accounts for the last closed financial year described in section a) of point 1. above, as described in the attached Letter of Declarations of the Directors and as Sogecable, S.A. communicated to the National Securities Exchange Commission on July 10, 2003, the Dominant Company has exercised the re-purchase option for 45% of Sogepaq, S.A., for an amount of approximately 48 million euros, as envisaged in the contract signed in June 2001, when the sale operation of said shareholding was signed.

As a result of the final part of this operation, which caused the uncertainty expressed in our audit report dated March 10, 2003, the Directors of the Dominant Company have declared that the Group will record, during the third quarter of the financial year 2003, the resulting operation of having exercised the purchase option described above, which will result in recognising an extraordinary expense for an amount similar to the extraordinary profit recorded for the financial year 2001, before considering its tax effects.

In addition, in relation to the qualification due to uncertainty made in relation to the consolidated annual accounts for the last closed financial year described in section b) of point 1. above, at the date of this letter, as declared by the Directors of the Dominant Company, the process of the renewal and renegotiation of contracts is still under way, and thus, in the attached consolidated half-yearly information at June 30, 2003, the uncertainty mentioned above has not disappeared. Consequently, we are unable to evaluate the effect on the consolidated net wealth of the Group that appears in the consolidated half-yearly financial information at June 30, 2003 of any adjustment that may be necessary should the final outcome of the said uncertainty have been known, as described in or audit report dated March 10, 2003.

5. This special report has exclusively been prepared in accordance with that established in the Ministerial Order of September 30, 1992, for the exclusive use of the National Securities Exchange Commission, and should not be employed for any other purpose.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in the R.O.A.C. Nº S0692

Signature illegible

Juan José Roque
July 21, 2003

Sogecable

DELOITTE & TOUCHE ESPAÑA, S.L.
RAIMUNDO FERNÁNDEZ VILLAVERDE, 65
28003 MADRID

Madrid, July 21, 2003

Dear Sirs,

In relation to the special report required by the Ministerial Order of September 30, 1992, in which the information about the qualifications due to uncertainty expressed in the audit report of the consolidated annual accounts of Sogecable, S.A. and its dependant Companies corresponding to the financial year 2002 is analysed, and which was issued on March 10, 2003, we declare that, according to our knowledge and understanding:

a) We have placed at your disposal all the half-yearly information required by the legislation in force, for the purposes of the present report.
b) We have placed at your disposal all the minutes of the Board of Directors meeting and General Shareholders meetings as of February 18, 2003, according to the information below:

Date	Minutes
May 13	Board of Directors
May 13	General Shareholders Meeting

Likewise, we have reported on those matters dealt with in the Board of Directors meeting held on July 15, the minutes of which are pending approval.

c) In relation to the qualification due to uncertainty described in section 3 of your audit report of March 10, 2003, we hereby inform you that, as communicated to the National Securities Exchange Commission, on July 10, 2003, Sogecable, S.A. and StudioCanal, S.A. signed an agreement whereby Sogecable, S.A., exercising its purchase option as granted in the agreement with StudioCanal, S.A. of June 2001, acquired 45% of the share capital of Sogepaq, S.A., a shareholding, which until such date was held by StudioCanal, S.A., through an investment made amounting to 47,962,082 euros. Said investment shall be recorded in the third quarter accounts of the financial year 2003 and it shall regularise the value of the same.

d) In addition, and in relation to the qualification due to uncertainty described in section 4 of your audit report of March 10, 2003, which relates to the processes of renewal and renegotiation of the contracts that affect both Sogecable, S.A. and Audiovisual Sport, S.L., we hereby inform you said negotiations are still currently under way and that the Company calculates that they will be concluded in the following months, in such a way that Audiovisual Sport, S.L. may continue to exercise the audiovisual rights under similar conditions to those under which it currently operates.

Yours faithfully,

Signature illegible

Javier Díez de Polanco
Chief Executive Officer

Sogecable, S.A.

Special report required by the Ministerial Order of September 30, 1992, corresponding to the half-yearly Information at June 30, 2003 for the National Securities Exchange Commission.

Raimundo Fdez. Villaverde, 65
28003 Madrid
Spain

Tel.: +(34) 915 14 50 00
Fax: + (34) 915 14 51 80

Deloitte & Touche

SPECIAL REPORT REQUIRED BY THE MINISTERIAL ORDER OF SEPTEMBER 30, 1992

To the Shareholders of
Sogecable, S.A.
To be sent to the National
Securities Exchange Commission:

As a result of the annual accounts of Sogecable, S.A. having been duly audited for the financial year 2002, we hereby issue our audit report dated March 10, 2003, in which we express our opinion that includes the following qualifications due to uncertainty:

a) " The Company recorded extraordinary profits for the financial year 2001 of 40.3 million euros, prior to considering fiscal effects, which, at December 31, 2002 constituted an amount exceeding the "Voluntary Reserves" account under the heading "Stockholders Equity" at the said date. This is as a result of the transaction relating to Sogepaq, S.A., (described in Note 5-d) and communicated at the appropriate time to the National Securities Exchange Commission. The agreement by virtue of which this operation was formalised includes a purchase option for the Company and a sale option for the third party, both binding upon the other party. From the possible exercise at the appropriate time of the said options and of the circumstances in which, if appropriate, they are exercised, certain effects may arise that are not possible to determine at the date of this report."

b) "As explained in Note 2, on January 29, 2003, Sogecable, S.A. and Telefónica, S.A. agreed to continue the integration process of Sogecable, S.A. and DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital), commenced by virtue of the agreement signed on May 8, 2002. Said agreement envisaged implementation upon the fulfilment of the necessary legal requirements, by means of a capital increase of Sogecable, S.A. that would be subscribed by the shareholders of Vía Digital.

   Also at January 29, 2003, the companies presented the Antitrust Service with the Plan of Action required by the Spanish Government and the contentious-administrative appeal before the Supreme Court, urging the cancellation of certain conditions. In relation to this operation, certain companies in the audiovisual sector have declared their intention to challenge the authorisation granted and the conditions established by the Spanish Government for said integration.

The Management of Sogecable, S.A. has prepared a business plan which envisages that profits will be obtained in the financial year 2005, the recovery of all of the tax credits of the new group within the first ten years and covers the financial needs that the development of the same will require by means of the contributions made by the main shareholders in the agreement of January 29, 2003, the restructuring of the current debt and the obtaining of additional financing. At the date of this report, negotiations for obtaining financing are under way (note 2).

In addition, the said business plan includes certain hypotheses relating to important renewals and renegotiations of contracts that affect both Sogecable, S.A. and Audiovisual Sport, S.L. (Notes 9 and 14) and the various companies that form part of the new group (Note 2).

In this respect, depending on the final decision in relation to the various processes of renewals and renegotiations of contracts indicated in the previous paragraph, effects may result that are difficult to quantify and whose impact on the consolidated annual accounts for the financial year 2002 are not possible to determine at the present time."

2. In accordance with the request, we have analysed the information relating to the updated situation of the said qualifications and their and their effect on the attached consolidated half-yearly information at June 30, 2003, that has been prepared by the Directors of the Dominant Company, as required by the Ministerial Order at September 30, 1992 and the Memorandum 3/1994 of June 8, of the National Securities Exchange Commission, which amended the form of periodical public information about entities issuing securities that are admitted for trading on stock markets.

We have attached the Letter of Declarations of the Directors as an Appendix to the present Report, in which the updated situation is reported at the close of the half-year of the qualifications included in the audit report of the consolidated annual accounts for the preceding financial year.

3. Our analysis has been carried out in accordance with the Technical Rules established to that effect and approved by the Resolution dated July 28, 1994, which, due to its scope, that is substantially less than that of an accounts audit, does not allow us to give an opinion on the correction of the rest of the consolidated half-yearly information nor ensure that, as a result of having applied complementary audit procedures, we cannot identify other important matters to bring to attention. In addition, for this reason, we cannot give an opinion on the consolidated half-yearly financial information of June 30, 2003.

4. In relation to the qualification due to uncertainty made in relation to the individual annual accounts for the last closed financial year described in section a) of point 1. above, as described in the attached Letter of Declarations of the Directors and as Sogecable, S.A. communicated to the National Securities Exchange Commission on July 10, 2003, the Company has exercised the re-purchase option for 45% of Sogepaq, S.A., for an amount of approximately 48 million euros, as envisaged in the contract signed in June 2001, when the sale operation of said shareholding was signed. As a result of the final part of this operation, which caused the uncertainty expressed in our

audit report dated March 10, 2003, the Directors of the Dominant Company have declared that the Group will record, during the third quarter of the financial year 2003, the resulting operation of having exercised the purchase option described above, which will result in recognising an extraordinary expense for an amount similar to the extraordinary profit recorded for the financial year 2001, before considering its tax effects.

In addition, in relation to the qualification due to uncertainty made in relation to the individual annual accounts for the last closed financial year described in section b) of point 1. above, at the date of this letter, as declared by the Directors of the Company, the process of the renewal and renegotiation of contracts is still under way, and thus, in the attached individual half-yearly information at June 30, 2003, the uncertainty mentioned above has not disappeared. Consequently, we are unable to evaluate the effect on the consolidated net wealth of the Company that appears in the individual half-yearly financial information at June 30, 2003 of any adjustment that may be necessary should the final outcome of the said uncertainty have been known, as described in or audit report dated March 10, 2003.

5. This special report has exclusively been prepared in accordance with that established in the Ministerial Order of September 30, 1992, for the exclusive use of the National Securities Exchange Commission, and should not be employed for any other purpose.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in the R.O.A.C. Nº S0692

Signature illegible

Juan José Roque
July 21, 2003

Sogecable

DELOITTE & TOUCHE ESPAÑA, S.L.
RAIMUNDO FERNÁNDEZ VILLAVERDE, 65
28003 MADRID

Madrid, July 21, 2003

Dear Sirs,

In relation to the special report required by the Ministerial Order. of September 30, 1992, in which the information about the qualifications expressed in the audit report of the annual accounts of Sogecable, S.A. corresponding to the financial year 2002 is analysed, and which was issued on March 10, 2003, we declare that, according to our knowledge and understanding:

a) We have placed at your disposal all the half-yearly information required by the legislation in force, for the purposes of the present report.

b) We have placed at your disposal all the minutes of the Board of Directors meeting and General Shareholders meetings as of February 18, 2003, according to the information below:

Date	Minutes
May 13	Board of Directors
May 13	General Shareholders Meeting

Likewise, we have reported on those matters dealt with in the Board of Directors meeting held on July 15, the minutes of which are pending approval.

c) In relation to the qualification due to uncertainty described in section 3 of your audit report of March 10, 2003, we hereby inform you that, as communicated to the National Securities Exchange Commission, on July 10, 2003, Sogecable, S.A. and StudioCanal, S.A. signed an agreement whereby Sogecable, S.A., exercising its purchase option as granted in the agreement with StudioCanal, S.A. of June 2001, acquired 45% of the share capital of Sogepaq, S.A., a shareholding, which until such date was held by StudioCanal, S.A., through an investment made amounting to 47,962,082 euros. Said investment shall be recorded in the third quarter accounts of the financial year 2003 and it shall regularise the value of the same.

d) In addition, and in relation to the qualification due to uncertainty described in section 4 of your audit report of March 10, 2003, which relates to the processes of renewal and renegotiation of the contracts that affect both Sogecable, S.A. and Audiovisual Sport, S.L., we hereby inform you said negotiations are still currently under way and that the Company calculates that they will be concluded in the following months, in such a way that Audiovisual Sport, S.L. may continue to exercise the audiovisual rights under similar conditions to those under which it currently operates.

Yours faithfully,

Signature illegible

Javier Díez de Polanco
Chief Executive Officer